April 19, 2010

VIA EDGAR

Mr. Mark Shannon
Ms. Tracie Towner
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year ended December 31, 2009
Filed February 26, 2010
File Number 001-33841

Dear Mr. Shannon and Ms. Towner:

On behalf of Vulcan Materials Company (the “Company”), we are writing to advise you that the Company has received your letter, dated April 15, 2010, directed to the attention of Mr. Daniel F. Sansone, Chief Financial Officer of the Company.  Pursuant to the letter, the Staff has requested additional information in connection with the above-referenced filing and that such information be provided within 10 business days from the date of the letter.   Given the fact that we will need input from several individuals to complete a detailed and thorough response to the letter, the Company hereby requests that the Staff grant an extension to provide a response on or before May 15, 2010.

Please do not hesitate to contact me at (205) 298-3309 to discuss this matter or if you require additional information.

Sincerely yours, /s/ Robert A. Wason IV Robert A. Wason IV Senior Vice President and General Counsel

cc:	Amy M. Tucker, Esq.